As filed with the Securities and Exchange Commission on December 28, 2018

Securities Act File No. 333-225632

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

BLACKROCK FUNDS III

(Exact Name of Registrant as Specified in the Charter)

400 Howard Street

San Francisco, California 94105

(Address of Principal Executive Offices)

Registrant’s Telephone Number: (800) 441-7762

John M. Perlowski

BlackRock Funds III

55 East 52nd Street

New York, New York 10055

United States of America

(Name and Address of Agent for Service)

Copies to:

John A. MacKinnon, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019	Benjamin Archibald, Esq. BlackRock Fund Advisors 55 East 52nd Street New York, New York 10055

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of securities being registered: Shares of Beneficial Interest.

Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.

Master Investment Portfolio has also executed this Registration Statement.

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-225632) (the “N-14 Registration Statement”) consists of the following:

1.	Facing Sheet.

2.	Part C Information.

3.	Exhibits.

Parts A and B to the N-14 Registration Statement are unchanged from the Combined Prospectus/Proxy Statement filed on August 15, 2018 pursuant to Rule 497 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Dechert LLP, tax counsel for the Registrant, as Exhibit 12(a) to the N-14 Registration Statement. The tax opinion relates to the reorganization of State Farm S&P 500 Index Fund, a series of State Farm Mutual Fund Trust, into iShares S&P 500 Index Fund, a series of BlackRock Funds III.

PART C. OTHER INFORMATION

Item 15. Indemnification.

Section 10.02 of the Registrant’s Amended and Restated Agreement and Declaration of Trust provides:

(a) Subject to the exceptions and limitations contained in paragraph (b) below: (i) every person who is, or has been, a Trustee or officer of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust, or by one or more Series thereof if the claim arises from his or her conduct with respect to only such Series (unless the Series was terminated prior to any such liability or claim being known to the Trustees, in which case such obligations, to the extent not satisfied out of the assets of a Series, the obligation shall be an obligation of the Trust), to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by such Covered Person in connection with any claim, action, suit, or proceeding in which such Covered Person becomes involved as a party or otherwise or is threatened to be involved as a party or otherwise by virtue of being or having been a Trustee or officer and against amounts paid or incurred by such Covered Person in the settlement thereof; and (ii) the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits, or proceedings (civil, criminal, regulatory or other, including investigations and appeals), actual or threatened, while in office or thereafter, and the words “liability” and “expenses” shall include, without limitation, attorney’s fees, costs, judgments, amounts paid in settlement, fines, penalties, and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person: (i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Covered Person’s office or (B) not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust; or (ii) in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(i) resulting in a payment by a Covered Person, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office: (A) by the court or other body approving the settlement or other disposition; (B) by at least a majority of those Trustees who neither are Interested Persons of the Trust nor are parties to the matter based upon a review of readily-available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors, and administrators of such a Covered Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

(d) To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit, or proceeding of the character described in paragraph (a) of this Section 10.02 may be paid by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be repaid by such Covered Person to the Trust or Series if it ultimately is determined that he or she is not entitled to indemnification under this Section 10.02; provided, however, that either (i) such Covered Person shall have provided a surety bond or some other appropriate security for such undertaking; (ii) the Trust or Series thereof is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily-available facts (as opposed to a trial-type inquiry or full investigation), that there is a reason to believe that such Covered Person will be entitled to indemnification under this Section 10.02. In connection with any determination pursuant to clause (iii) of the preceding sentence, any Covered Person who is a Trustee and is not an Interested Person of the Trust and any Covered Person who has been a Trustee and at such time was not an Interested Person of the Trust shall be entitled to a rebuttable presumption that he or she has not engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

(e) Any repeal or modification of this Section 10.02, or adoption or modification of any other provision of this Trust Instrument or the By-Laws inconsistent with this Section, shall be prospective only, to the extent that such repeal, or modification adoption would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, adoption or modification.

Item 16. Exhibits.

Exhibit	Description

1	—Articles of Incorporation

(a)	—Amended and Restated Agreement and Declaration of Trust, dated November 17, 2006.(a)

(b)	—Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust, dated December 11, 2007.(b)

(c)	—Amendment No. 2 to the Amended and Restated Agreement and Declaration of Trust, dated November 13, 2009.(c)

(d)	—Restated Certificate of Trust of BlackRock Funds III (the “Registrant,” and the series thereof, the “Funds”), dated April 22, 2010.(d)

2	—By-laws

(a)	—Amended and Restated By-Laws, dated November 17, 2006.(a)

3	—Voting Trust Agreements

(a)	—Not applicable.

4	—Plan of Reorganization

(a)	—Form of Agreement and Plan of Reorganization is included in Appendix II to the Combined Prospectus/Proxy Statement.

5	—Instruments Defining Rights of Security Holders

(a)	—Article VII of the Amended and Restated Agreement and Declaration of Trust.(a)

(b)	—Article IV of the Amended and Restated By-Laws.(a)

6	—Investment Advisory Contracts

(a)	—Not applicable.

7	—Underwriting Contracts

(a)	—Form of Distribution Agreement between the Registrant and BlackRock Investments, LLC (“BRIL”).(g)

8	—Bonus or Profit Sharing Contracts

(a)	—Not applicable.

9	—Custodian Agreements

(a)	—Form of Service Module for Custodial Services between Registrant and State Street Bank and Trust Company (“State Street”) on behalf of the Funds.(e)

10	—Rule 12b-1 and Rule 18f-3 Plans.

(a)	—Amended and Restated Distribution and Service Plan, dated May 16, 2012 (the “Distribution and Service Plan”), with respect to the LifePath Dynamic Funds, iShares U.S. Aggregate Bond Index Fund (f/k/a BlackRock U.S. Total Bond Index Fund), BlackRock CoreAlpha Bond Fund and iShares S&P 500 Index Fund (f/k/a BlackRock S&P 500 Index Fund).(o)

(b)	—Form of Investor A Shares Distribution Plan with respect to the LifePath Index Funds, iShares MSCI Total International Index Fund (f/k/a BlackRock Total International ex U.S. Index Fund) and iShares Russell 1000 Large-Cap Index Fund (f/k/a BlackRock Large Cap Index Fund).(j)

(c)	—Form of Investor P Shares Distribution Plan with respect to the LifePath Index Funds, iShares MSCI EAFE International Index Fund and iShares Russell 2000 Small-Cap Index Fund.(k)

(d)	—Amended Appendix to the Distribution and Service Plan, amended May 17, 2018.(k)

(e)	—Form of Amended and Restated Rule 18f-3 Multi-Class Plan, dated September 20, 2012.(o)

(f)	—Amended Appendix B to the Rule 18f-3 Multi-Class Plan, amended May 17, 2018.(k)

11	—Legal Opinion

(a)	—Opinion of Morris, Nichols, Arsht & Tunnell LLP as to the legality of the securities being registered.(q)

12	—Legal Opinion

(a)	—Opinion of Dechert LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Proxy Statement.*

13	—Other Material Contracts

(a)	—Master Services Agreement between Registrant and State Street dated April 21, 2011.(e)

(b)	—Form of Service Module for Transfer Agency Services between Registrant, with respect to the BlackRock Cash Funds, and State Street.(e)

(c)	—Third Amended and Restated Shareholder Servicing Plan, with respect to only the BlackRock Cash Funds and their relevant classes as listed in Schedule 1 thereto, effective July 1, 2012.(o)

(d)	—Third Amended and Restated Shareholder Servicing and Processing Plan with respect to only the Trust Class Shares of the BlackRock Cash Funds listed in Schedule 1 thereto, effective July 1, 2012.(o)

(e)	—Administration Agreement between Registrant and BlackRock Advisors, LLC (“BAL”), with respect to BlackRock LifePath® Dynamic Retirement Fund, BlackRock LifePath® Dynamic 2020 Fund, BlackRock LifePath® Dynamic 2025 Fund, BlackRock LifePath® Dynamic 2030 Fund, BlackRock LifePath® Dynamic 2035 Fund, BlackRock LifePath® Dynamic 2040 Fund, BlackRock LifePath® Dynamic 2045 Fund, BlackRock LifePath® Dynamic 2050 Fund, BlackRock LifePath® Dynamic 2055 Fund and BlackRock LifePath® Dynamic 2060 Fund (collectively, the “LifePath Dynamic Funds”), BlackRock Cash Funds: Institutional and BlackRock Cash Funds: Treasury (together, the “BlackRock Cash Funds”), iShares U.S. Aggregate Bond Index Fund (f/k/a BlackRock U.S. Total Bond Index Fund), BlackRock CoreAlpha Bond Fund and iShares S&P 500 Index Fund (f/k/a BlackRock S&P 500 Index Fund), dated July 1, 2012.(o)

(f)	—Administration Agreement between the Registrant and BAL, with respect to BlackRock LifePath® Index Retirement Fund, BlackRock LifePath® Index 2020 Fund, BlackRock LifePath® Index 2025 Fund, BlackRock LifePath® Index 2030 Fund, BlackRock LifePath® Index 2035 Fund, BlackRock LifePath® Index 2040 Fund, BlackRock LifePath® Index 2045 Fund, BlackRock LifePath® Index 2050 Fund, BlackRock LifePath® Index 2055 Fund and BlackRock LifePath® Index 2060 Fund (collectively, the “LifePath Index Funds”), iShares MSCI Total International Index Fund (f/k/a BlackRock Total International ex U.S. Index Fund) and iShares Russell 1000 Large-Cap Index Fund (f/k/a BlackRock Large Cap Index Fund), dated July 1, 2012.(o)

(g)	—Master Administration Fee Waiver Agreement between Registrant and BAL, with respect to the Select Share Class of the BlackRock Cash Funds, dated July 1, 2012.(o)

(h)	—Sub-Administration Agreement among Registrant, BAL and State Street on behalf of the Funds, dated October 21, 1996.(n)

(i)	—Amendment to Sub-Administration Agreement among Registrant, BAL and State Street, effective December 31, 2002.(i)

(j)	—Amendment to Sub-Administration Agreement among Registrant, BAL and State Street, effective September 1, 2004.(l)

(k)	—Amendment to Sub-Administration Agreement among Registrant, BAL and State Street, effective January 1, 2006.(a)

(l)	—Amendment to Sub-Administration Agreement among Registrant, BAL and State Street, effective January 1, 2007.(a)

(m)	—Revised Master Fee Schedule to the Sub-Administration Agreement between Registrant, BAL and State Street, dated January 1, 2006.(a)

(n)	—Service Agreement between Registrant and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) on behalf of the Funds, dated December 31, 1997.(m)

(o)	—Financial Services Agreement between Registrant and Merrill Lynch on behalf of the Funds, dated December 31, 1997.(m)

(p)	—License Agreement between Standard & Poor’s and BlackRock Institutional Trust Company, N.A. (f/k/a Barclays Global Investors, N.A.), dated January 1, 2003.(i)

(q)	—Form of Transfer Agency and Shareholder Services Agreement between the Registrant, with respect to iShares MSCI Total International Index Fund (f/k/a BlackRock Total International ex U.S. Index Fund), iShares U.S. Aggregate Bond Index Fund (f/k/a BlackRock U.S. Total Bond Index Fund), BlackRock CoreAlpha Bond Fund, the LifePath Index Funds, the LifePath Dynamic Funds and iShares S&P 500 Index Fund (f/k/a BlackRock S&P 500 Index Fund), and BNY Mellon Investment Servicing (US) Inc.(h)

—Form of Eighth Amended and Restated Expense Limitation Agreement by and between Registrant, BAL, BlackRock Fund Advisors and BRIL.(f)

14	—Other Opinions

(a)	—Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of State Farm S&P 500 Index Fund.(q)

(b)	—Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of iShares S&P 500 Index Fund.(q)

15	—Omitted Financial Statements

(a)	—Not applicable.

16	—Power of Attorney

(a)	—Power of Attorney, dated November 10, 2017, for Susan J. Carter, Collette Chilton, Neil A. Cotty, Rodney D. Johnson, Cynthia A. Montgomery, Joseph P. Platt, Robert C. Robb, Jr., Mark Stalnecker, Kenneth L. Urish, Claire A. Walton, Frederick W. Winter and John M. Perlowski.(p)

(b)	—Power of Attorney, dated February 22, 2018, for Robert Fairbairn.(p)

17	—Additional Exhibits

(a)	—None.

*	Filed herewith.
(a)

Filed April 30, 2007 as an Exhibit to Post-Effective Amendment No. 59 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (File No. 33-54126) (the “Registration Statement”).

(b)	Filed December 27, 2007 as an Exhibit to Post-Effective Amendment No. 62 to the Registration Statement.
(c)	Filed December 29, 2009 as an Exhibit to Post-Effective Amendment No. 81 to the Registration Statement.
(d)	Filed April 30, 2010 as an Exhibit to Post-Effective Amendment No. 88 to the Registration Statement.
(e)	Filed June 29, 2011 as an Exhibit to Post-Effective Amendment No. 125 to the Registration Statement.
(f)	Incorporated by reference to Exhibit 8(f) to Post-Effective Amendment No. 736 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on September 28, 2017.
(g)

Incorporated by reference to Exhibit 5(a) to Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of BlackRock Emerging Markets Fund, Inc. (f/k/a BlackRock Global Emerging Markets Fund, Inc.) (File No. 33-28248), filed on October 28, 2008.

(h)	Incorporated by reference to Exhibit 8(a) to Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of BlackRock Series Fund, Inc. (File No. 2-69062), filed on April 18, 2014.
(i)	Filed March 2, 2006 as an Exhibit to Registrant’s Post-Effective Amendment No. 57.
(j)

Incorporated by reference to Exhibit 13(a) to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Advantage Global Fund, Inc. (f/k/a BlackRock Global SmallCap Fund, Inc.) (File No. 33-53399), filed on October 28, 2008.

(k)	Filed July 6, 2018 as an Exhibit to Post-Effective Amendment No. 282 to the Registration Statement.
(l)	Filed April 28, 2006 as an Exhibit to Post-Effective Amendment No. 58 to the Registration Statement.
(m)	Filed June 30, 1998 as an Exhibit to Post-Effective Amendment No. 15 to the Registration Statement.
(n)	Filed June 30, 1997 as an Exhibit to Post-Effective Amendment No. 14 to the Registration Statement.

(o)	Filed April 30, 2013 as an Exhibit to Post-Effective Amendment No. 145 to the Registration Statement.
(p)	Filed June 14, 2018 as an Exhibit to Registrant’s Registration Statement on Form N-14.
(q)	Filed August 14, 2018 as an Exhibit to Registrant’s Registration Statement on Form N-14.

Item 17. Undertakings.

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on December 28, 2018.

BLACKROCK FUNDS III (REGISTRANT) ON BEHALF OF ISHARES S&P 500 INDEX FUND

By:	/S/ JOHN M. PERLOWSKI
John M. Perlowski President and Chief Executive Officer

As required by the Securities Act of 1933, this Post-Effective Amendment to its Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN M. PERLOWSKI	Trustee, President and Chief Executive	December 28, 2018
John M. Perlowski	Officer (Principal Executive Officer)

/S/ NEAL J. ANDREWS	Chief Financial Officer (Principal	December 28, 2018
Neal J. Andrews	Financial and Accounting Officer)

SUSAN J. CARTER*	Trustee
Susan J. Carter

COLLETTE CHILTON*	Trustee
Collette Chilton

NEIL A. COTTY*	Trustee
Neil A. Cotty

RODNEY D. JOHNSON*	Trustee
Rodney D. Johnson

CYNTHIA A. MONTGOMERY*	Trustee
Cynthia A. Montgomery

JOSEPH P. PLATT*	Trustee
Joseph P. Platt

ROBERT C. ROBB, JR.*	Trustee
Robert C. Robb, Jr.

MARK STALNECKER*	Trustee
Mark Stalnecker

KENNETH L. URISH*	Trustee
Kenneth L. Urish

CLAIRE A. WALTON*	Trustee
Claire A. Walton

FREDERICK W. WINTER*	Trustee
Frederick W. Winter

ROBERT FAIRBAIRN*	Trustee
Robert Fairbairn

*By: /S/ BENJAMIN ARCHIBALD	December 28, 2018
Benjamin Archibald (Attorney-in-Fact)

SIGNATURES

Master Investment Portfolio has duly caused this Post-Effective Amendment to the Registration Statement of BlackRock Funds III to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on December 28, 2018.

MASTER INVESTMENT PORTFOLIO (REGISTRANT) ON BEHALF OF S&P 500 INDEX MASTER PORTFOLIO

By:	/S/ JOHN M. PERLOWSKI
John M. Perlowski President and Chief Executive Officer

As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement of BlackRock Funds III has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN M. PERLOWSKI	Trustee, President and Chief Executive	December 28, 2018
John M. Perlowski	Officer (Principal Executive Officer)

/S/ NEAL J. ANDREWS	Chief Financial Officer (Principal	December 28, 2018
Neal J. Andrews	Financial and Accounting Officer)

SUSAN J. CARTER*	Trustee
Susan J. Carter

COLLETTE CHILTON*	Trustee
Collette Chilton

NEIL A. COTTY*	Trustee
Neil A. Cotty

RODNEY D. JOHNSON*	Trustee
Rodney D. Johnson

CYNTHIA A. MONTGOMERY*	Trustee
Cynthia A. Montgomery

JOSEPH P. PLATT*	Trustee
Joseph P. Platt

ROBERT C. ROBB, JR.*	Trustee
Robert C. Robb, Jr.

MARK STALNECKER*	Trustee
Mark Stalnecker

KENNETH L. URISH*	Trustee
Kenneth L. Urish

CLAIRE A. WALTON*	Trustee
Claire A. Walton

FREDERICK W. WINTER*	Trustee
Frederick W. Winter

ROBERT FAIRBAIRN*	Trustee
Robert Fairbairn

*By: /S/ BENJAMIN ARCHIBALD	December 28, 2018
Benjamin Archibald (Attorney-in-Fact)

EXHIBIT INDEX

Exhibit Number	Description

12(a)	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Proxy Statement.